                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the period ended September 30, 2000

                                   Xeikon N.V.
            --------------------------------------------------------
                 [Translation of registrant's name into English]

                       72 Vredebaan, 2640 Mortsel, Belgium
            --------------------------------------------------------
                    [Address of principal executive offices]


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F [x]   Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes [x]   No [ ]

                                   XEIKON N.V.
                                      INDEX
                                    FORM 6-K

                                                                                                           PAGE
                                                                                                           ----
PART I - FINANCIAL INFORMATION

         Item 1.  Condensed Consolidated Financial Statements

                  Condensed Consolidated Balance Sheets at December 31, 1999
                  (Audited) and September 30, 2000 (Unaudited)...................................       3

                  Condensed Consolidated Statements of Operations for the three
                  months ended September 30, 1999 and 2000 (Unaudited)...........................       4

                  Condensed Consolidated Statements of Cash Flows for the nine
                  months ended September 30, 1999 and 2000 (Unaudited)...........................       5

                  Consolidated Statements of Comprehensive Income/(Loss) and
                  Shareholders' Equity for the years ended December 31, 1997, 1998 and 1999 (audited) and for the three months  ended
                  September 30, 2000 (unaudited).................................................       6

                  Notes to Condensed Consolidated Financial Statements...........................       7-12

         Item 2.  Management's Discussion and Analysis of
                  Financial Condition and Results of Operations..................................       13-17

         Item 3.  Qualitative and Quantitative Disclosures About Market Risk.....................       17

PART II - OTHER INFORMATION

         Item 1.  Legal Proceedings..............................................................       18

         Item 2.  Changes in Securities and Use of Proceeds......................................       18

         Item 3.  Defaults Upon Senior Securities................................................       18

         Item 4.  Submission of Matters to a Vote of Security Holders............................       18

         Item 5.  Other Information..............................................................       18

         Item 6.  Exhibits and Reports on Form 6-K...............................................       18

SIGNATURES        ...............................................................................       19


ITEM 1.           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   XEIKON N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (All amounts in thousands of US dollars)

                                                                               December 31,     September 30,
                                                                                   1999             2000
                                                                              --------------------------------
                                                                                 (audited)      (unaudited)
                                   ASSETS
Current Assets :
 -Cash and cash equivalents                                                             9,237           9,133
 -Accounts receivable                                                                  58,648          51,198
 -Accounts receivable from related parties                                              4,427           1,627
 -Inventory                                                                            56,044          61,210
 -Other current assets                                                                  6,128          11,251

                                                                              --------------------------------
                            Total current assets                                      134,484         134,419
                                                                              --------------------------------

Property and equipment, at cost                                                        30,180          45,072
Less -- accumulated depreciation                                                      (9,716)        (12,808)
                                                                              --------------------------------
                                                                                       20,464          32,264
                                                                              --------------------------------
Other fixed assets, net                                                                 2,279               -
Other non-current assets                                                                3,017             774
Goodwill, net                                                                           7,569           7,075
Acquired technology, net                                                                1,503           4,091
                                                                              --------------------------------
                                                                                      169,316         178,623
                                                                              ================================

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities :
 -Notes payable to Banks                                                                8,731          16,511
 -Accounts payable                                                                     30,667          32,063
 -Due to related parties                                                                2,733           3,798
 -Accrued expenses                                                                     17,363          21,129
 -Deferred tax liabilities                                                                160             591
                                                                              --------------------------------

                          Total current liabilities                                    59,654          74,092
                                                                              --------------------------------

Pension obligations                                                                     2,373           2,143
Notes payable to related parties                                                       12,419          11,239
Refundable research grants payable, net of current portion                                308             278

Minority interest                                                                       1,409               -

Shareholders' equity :
 -Common stock                                                                         18,160          19,005
 -Additional paid-in capital                                                           83,436         102,427
 -Capital surplus                                                                                       6,842
 -Retained earnings (deficit)                                                          12,175         (4,078)
 -Cumulative translation adjustment                                                  (20,618)        (33,325)
                                                                              --------------------------------
                         Total shareholders' equity                                    93,153          90,871
                                                                              --------------------------------

                                                                                      169,316         178,623
                                                                              ================================

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (All amounts in thousands of US dollars, except
                          share and per share amounts)

                                                                             Three Months               Nine Months
                                                                             Ended September 30,       Ended September 30,
                                                                    -------------------------------------------------------
                                                                         1999          2000         1999         2000
                                                                         ----          ----         ----         ----
                                                                     (unaudited)    (unaudited)  (unaudited)  (unaudited)

Revenues                                                                   $52,893       $41,524    $139,403      $133,244
Cost of revenues                                                           $33,530       $31,389     $87,441       $94,358
                                                                    -------------------------------------------------------

                           Gross profit                                    $19,363       $10,135     $51,962       $38,886
                                                                    -------------------------------------------------------

Operating expenses :
 -Research and development                                                  $5,191        $7,281     $14,401       $19,688
 -Acquired in-process research and development                                  $0        $1,500        $471        $1,500
 -Selling, general and administrative                                       $9,203       $10,860     $22,569       $31,393
 -Nonrecurring charge                                                                     $5,338          $0        $5,338
                                                                    -------------------------------------------------------
                     Total operating expenses                              $14,394       $24,979     $37,441       $57,919
                                                                    -------------------------------------------------------

Operating income/(loss)                                                     $4,969     ($14,844)     $14,521     ($19,033)

Other income, net                                                              $77        $1,087        $586        $1,885
                                                                    -------------------------------------------------------

Income/(loss)  before provision of income taxes and minority                $5,046     ($13,757)     $15,107     ($17,148)
interest
                                                                    -------------------------------------------------------

Provisions for income taxes                                               ($1,980)        $1,407    ($6,325)          $895
                                                                    -------------------------------------------------------

Income / (loss)  before minority interest                                   $3,066     ($12,350)      $8,782     ($16,253)
                                                                    -------------------------------------------------------

Minority interest                                                             $148            $0         $82            $0

Net income / (loss)                                                         $3,214     ($12,350)      $8,864     ($16,253)
                                                                    -------------------------------------------------------

                                                                            Shares        Shares      Shares        Shares
                                                                            ------        ------      ------        ------

Weighted average number of common shares                                28,851,924    30,619,931  28,690,035    29,460,639
outstanding (basic)
                                    Basic earnings per share amount         $0.11        ($0.40)      $0.31        ($0.55)
                                                                            ------       -------      ------       -------
Impact of :
                  Warrants issued to non employees                               0                   123,444             0
                  Warrants  issued to employees                             92,794             0     110,632             0
Weighted average number of common shares                                28,944,718    30,619,931  28,924,111    29,460,639
                                                                        ----------    ----------  ----------    ----------
outstanding (diluted)
                                  Diluted earnings per share amount         $0.11        ($0.40)      $0.31        ($0.55)
                                                                            ------       -------      ------       -------

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (All amounts in thousands of US dollars)

                                                                                    Nine Months
                                                                                   Ended  September 30,
                                                                        ---------------------------------
                                                                              1999            2000
                                                                              ----            ----
                                                                          (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
NET INCOME                                                                        $9,693       ($16,253)

ADJUSTMENTS TO RECONCILE CASH (USED IN)
PROVIDED BY OPERATING ACTIVITIES :
 -Deferred tax                                                                         -           (964)
 -Depreciation and amortization                                                       69           3,342
 -Amortization in-process research and development                                   471           1,509
 -Pension obligations                                                                 44           (230)
 -Minority interest                                                                    -         (1,409)
 -Changes in operating assets and liabilities                                      (751)
     Accounts receivable                                                               -           7,450
     Accounts receivable from related parties                                          -           2,800
     Inventory                                                                         -         (1,012)
     Prepaid expenses                                                                  -           (371)
     Accounts payable                                                                  -           1,396
     Due to related parties                                                            -           1,065
     Accrued expenses                                                                  -           3,766
                    NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES            9,526           1,089

CASH FLOWS FROM INVESTING ACTIVITIES :
 -Purchase of property and equipment                                             (1,878)           (375)
 -Acquisition of subsidiary, net of cash acquired                               (15,823)         (1,509)
 -Other investment                                                               (5,157)           2,279
                                  NET CASH USED IN INVESTING ACTIVITIES         (22,858)             395

CASH FLOWS FROM FINANCING ACTIVITIES :
 -Proceeds from notes payable to banks                                             1,249           7,780
 -Net borrowings (repayments) under notes payable to related parties               2,045         (1,180)
 -Advances to affiliates and other                                                     -           2,243
 -Refundable research grants                                                           -            (30)
 -Payments under capital lease obligation                                              -               -
 -Capital surplus                                                                                      -
 -Proceeds from issuance of common stock                                           1,354             106
                    NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES            4,648           8,919

Foreign exchange effect on net equity                                            (9,141)        (10,508)

---------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (17,825)           (105)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                    31,823           9,237
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                          10,801           9,133
---------------------------------------------------------------------------------------------------------

Interest paid during the period                                                       85             373
Tax paid during the period                                                         4,829               0

---------------------------------------------------------------------------------------------------------

                                   XEIKON N.V.
                           CONSOLIDATED STATEMENTS OF
              COMPREHENSIVE INCOME/(LOSS) AND SHAREHOLDERS' EQUITY
 ( All amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

                                           Total      Comprehensive    Accumulated     Accumulated      Common
                                       Shareholders   Income/(Loss)   Profit/(Loss)       Other         Shares
                                          Equity                                      Comprehensive
                                                                                      Income/(Loss)
                                   -------------------------------------------------------------------------------
Balance, December 31, 1997             $68,184              -          ($18,889)       ($12,623)     28,473,100

Net income                              16,201         16,201            16,201                -              -
Other comprehensive income -
     foreign currency translation        4,519          4,519                 -            4,519              -
Comprehensive income                         -         20,720                 -                -              -
Exercise of stock options                  440              -                 -                -         54,001


                                   -------------------------------------------------------------------------------
Balance, December 31, 1998             $89,344              -           ($2,688)        ($8,104)     28,527,101
                                   ===============================================================================

Net income                              14,863         14,863            14,863               -               -
Other comprehensive income -
     foreign currency translation     (12,514)       (12,514)                -         (12,514)               -
Comprehensive income                         -          2,349                 -               -               -
Exercise of stock options                  422              -                 -               -          49,097
Exercise of warrants                     1,038              -                 -               -         288,800

                                   -------------------------------------------------------------------------------
Balance, December 31, 1999             $93,153              -           $12,175       ($20,618)      28,864,998
                                   ===============================================================================
                        (audited)
Net income                             (4,193)        (4,193)           (4,193)               -               -
Other comprehensive income -
     foreign currency translation      (3,780)        (3,780)                 -         (3,780)               -
Comprehensive income                         -        (7,973)                 -               -               -
Exercise of stock options                    -              -                 -               -               -
Exercise of warrants                         -              -                 -               -               -


                                   -------------------------------------------------------------------------------
Balance, March 31, 2000                $85,180              -            $7,982       ($24,398)      28,864,998
                                   ===============================================================================

Net income                                 291            291               291               -               -
Other comprehensive income -
     foreign currency translation        (534)          (534)                 -           (534)               -
Comprehensive income                         -          (243)                 -               -               -
Capital increase                        19,731                                                        1,751,741
Capital surplus                          6,842
Exercise of stock options                    -              -                 -               -               -
Exercise of warrants                         -              -                 -               -               -


                                   -------------------------------------------------------------------------------
Balance, June 30, 2000                $111,510              -            $8,273       ($24,932)      30,616,739
                                   ===============================================================================

Net income                            (12,350)       (12,350)          (12,350)               -               -
Other comprehensive income -
     foreign currency translation      (8,394)        (8,394)                 -         (8,394)               -
Comprehensive income                         -       (20,744)                 -               -               -
Capital increase                           105                                                           16,316
Capital surplus                              -
Exercise of stock options                    -              -                 -               -               -
Exercise of warrants                         -              -                 -               -               -


                                   -------------------------------------------------------------------------------
Balance, September 30, 2000            $90,871              -          ($4,077)       ($33,326)      30,633,055
                                   ===============================================================================


                                                   Capital    Additional
                                      Amount       Surplus     Paid-in
                                                               Capital

                                   ------------------------------------
Balance, December 31, 1997             $17,949                 $81,747

Net income                                   -                       -
Other comprehensive income -
     foreign currency translation            -                       -
Comprehensive income                         -                       -
Exercise of stock options                   31                     409


                                   ------------------------------------
Balance, December 31, 1998             $17,980                 $82,156
                                   ====================================

Net income                                   -                       -
Other comprehensive income -
     foreign currency translation            -                       -
Comprehensive income                         -                       -
Exercise of stock options                   26                     396
Exercise of warrants                       154                     884

                                   ------------------------------------
Balance, December 31, 1999             $18,160                 $83,436
                                   ====================================
                        (audited)
Net income                                   -                       -
Other comprehensive income -
     foreign currency translation            -                       -
Comprehensive income                         -                       -
Exercise of stock options                    -                       -
Exercise of warrants                         -                       -


                                   ------------------------------------
Balance, March 31, 2000                $18,160                 $83,436
                                   ====================================

Net income                                   -                       -
Other comprehensive income -
     foreign currency translation            -                       -
Comprehensive income                         -                       -
Capital increase                           837                  18,894
Capital surplus                                      6,842
Exercise of stock options                    -                       -
Exercise of warrants                         -                       -


                                   ------------------------------------
Balance, June 30, 2000                  18,997       6,842     102,330
                                   ====================================

Net income                                   -                       -
Other comprehensive income -
     foreign currency translation            -                       -
Comprehensive income                         -                       -
Capital increase                             8                      97
Capital surplus                                          -
Exercise of stock options                    -                        -
Exercise of warrants                         -                        -


                                   ------------------------------------
Balance, September 30, 2000             19,005       6,842      102,427
                                   ====================================





                                   XEIKON N.V.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (ALL AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


1.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         Xeikon N.V., a Belgian corporation, (the "Company") was established in 1988 and develops, manufactures and markets an innovative digital color printing system specifically designed to meet the speed, quality, reliability, cost, variable content and on demand requirements of the short run color printing market.

         The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on Form 20-F dated June 30, 2000.

2.       INVENTORY

         Inventory is comprised of material, labor and manufacturing overhead, and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

                                                                        DECEMBER 31,          SEPTEMBER 30,
                                                                            1999                  2000
                                                                   --------------------------------------------
                                                                         (audited)             (unaudited)
Raw materials................................................            $  22,880              $   29,233
Work-in-Process..............................................                6,378                   6,898
Finished Goods...............................................               18,847                  18,782
Goods purchased for resale (consumables).....................                7,939                   6,297
                                                                   --------------------------------------------
                                                                          $ 56,044                $ 61,210
                                                                   ============================================


3.       EARNINGS PER SHARE

         Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common and common equivalent shares outstanding during the period. Given the net loss for the 9 months ended September 30, 2000 there is no dilutive effect on the loss per share.

4.       INVESTMENT

         On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001. Xeikon may extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valuated at the actual exchange rate. This is separately reflected as a non-recurring charge in the Condensed Consolidated Statement of Operations of the Company.

         On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A. ("Nipson International"), a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S. $15.8 million, or 71.11 per share.)

         Until April 21, 2001, Xeikon has the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nippon Printing, a permitted transferee of 10% of the shares, for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). If Xeikon does not exercise its option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

         The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately $7.0 million, which has been accounted for as goodwill and is being amortized over 10 years using the straight line method. The accompanying consolidated statements of income reflect the operating results of Nipson since the acquisition. Pro forma unaudited consolidated operating results of the Company and Nipson for the nine months ended September 30, 1999, assuming the acquisition had been made as of January 1, 1999, are summarized below (in thousands of US dollars except per share amounts):

                                                                   NINE MONTHS ENDED
                                                                   SEPTEMBER 30, 1999
                                                                   ------------------
                                                                      (unaudited)
Net sales............................................                  $ 155,678
Net income (loss)....................................                  $   6,344
Basic earnings/(loss) per share......................                  $    0.22
Diluted earnings/(loss) per share $..................                  $    0.22

         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1999 or of future results of operations of the consolidated entities.

         In connection with the acquisition from Bull, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. in the amount of 70,000,000

FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2002. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

         Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF. The Company introduced claims for indemnification towards Bull for approximately 35,000,000 FF (approximately $5 million), under the agreement and has recorded such claim as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000.

5.       SEGMENT AND GEOGRAPHIC INFORMATION

         The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, and the Chief Financial Officer. The Company has viewed its operations and manages its business as principally two segments, the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. The segment revenues and cost of revenues are as follows :






CONSOLIDATED XEIKON GROUP                              Three Months                   Nine Months
                                                       ended September 30,           ended September 30,
                                             --------------------------------------------------------------
                                                  2000            1999           2000           1999
                                                  ----            ----           ----           ----
Systems and options
     Revenues                                        $20,643        $30,245        $69,797         $88,780
     Cost of revenues                                $14,817         18,344        $44,198          53,769
     Gross Profit                                      5,826         11,901         25,599          35,011
     Gross Margin                                        28%            39%            37%             39%
Consumables, spares, tools and other
     Revenues                                        $20,881        $22,648        $63,447         $50,623
     Cost of revenues                                 16,572         15,186         50,160          33,672
     Gross Profit                                      4,309          7,462         13,287          16,951
     Gross Margin                                        21%            33%            21%             33%

Total
     Revenues                                        $41,524        $52,893       $133,244        $139,403
     Cost of revenues                                 31,389         33,530         94,358          87,441
     Gross Profit                                     10,135         19,363         38,886          51,962

     Gross Margin                                        24%            37%            29%             37%

Revenues by geographic area :
 -United States                                       $9,988        $20,014        $44,343         $51,342
 -Rest of Europe                                       6,374          8,353         17,525          19,631
 -Belgium                                              1,110          3,006          8,672          15,253
 -The Netherlands                                      6,493          9,768         19,242          24,643
 -United Kingdom                                       3,001          3,055          7,752           7,434
 -Germany                                              9,142          4,659         23,731          12,007
 -Other                                                5,416          4,038         11,979           9,093
                                             --------------------------------------------------------------
                                                     $41,524        $52,893       $133,244        $139,403
                                             ==============================================================

As a percentage of total revenue :
 -United States                                       24.05%         37.84%         33.28%          36.83%
 -Rest of Europe                                      15.35%         15.79%         13.15%          14.08%
 -Belgium                                              2.67%          5.68%          6.51%          10.94%
 -The Netherlands                                     15.64%         18.47%         14.44%          17.68%
 -United Kingdom                                       7.23%          5.78%          5.82%           5.33%
 -Germany                                             22.02%          8.81%         17.81%           8.61%
 -Other                                               13.04%          7.63%          8.99%           6.53%
                                             --------------------------------------------------------------
                                                     100.00%        100.00%        100.00%         100.00%
                                             ==============================================================

COLOR                                                  Three Months                    Nine Months
                                                       ended September 30,            ended September 30,
                                              --------------------------------------------------------------
                                                   2000           1999            2000           1999
                                                   ----           ----            ----           ----
Systems and options
     Revenues                                        $14,727         $24,411        $50,970         $77,603
     Cost of revenues                                 11,529          14,857         33,162          47,861
     Gross Profit                                      3,198           9,554         17,808          29,742
     Gross Margin                                        22%             39%            35%             38%
Consumables, spares, tools and other
     Revenues                                        $13,691         $14,513        $40,711         $36,401
     Cost of revenues                                  8,564           9,560         28,060          23,624
     Gross Profit                                      5,127           4,953         12,651          12,777
     Gross Margin                                        37%             34%            31%             35%

Total
     Revenues                                        $28,418         $38,924        $91,681        $114,004
     Cost of revenues                                 20,093          24,417         61,222          71,485
     Gross Profit                                      8,325          14,507         30,459          42,519
     Gross Margin                                        29%             37%            33%             37%

Revenues by geographic area :
 -United States                                       $7,017         $16,350        $33,299         $45,846
 -Rest of Europe                                       2,001           2,940          5,325          10,161
 -Belgium                                              1,126           2,899          7,842          15,045
 -The Netherlands                                      6,435           9,671         18,856          24,206
 -United Kingdom                                       1,805           1,403          3,590           4,267
 -Germany                                              7,645           3,402         18,042           9,087
 -Other                                                2,389           2,259          4,727           5,392
                                              --------------------------------------------------------------
                                                     $28,418         $38,924        $91,681        $114,004
                                              ==============================================================

As a percentage of total revenue :
 -United States                                       24.69%          42.00%         36.32%          40.21%
 -Rest of Europe                                       7.04%           7.55%          5.81%           8.91%
 -Belgium                                              3.96%           7.45%          8.55%          13.20%
 -The Netherlands                                     22.64%          24.85%         20.57%          21.23%
 -United Kingdom                                       6.35%           3.60%          3.92%           3.74%
 -Germany                                             26.90%           8.74%         19.68%           7.97%
 -Other                                                8.42%           5.81%          5.15%           4.74%
                                              --------------------------------------------------------------
                                                     100.00%         100.00%        100.00%         100.00%
                                              ==============================================================

BLACK AND WHITE                                 Three Months                    Nine Months
                                                ended September 30,            ended September 30,
                                         -------------------------------------------------------------
                                             2000           1999           2000            1999
                                             ----           ----           ----            ----
Systems and options
     Revenues                                  $5,916           $5,834       $18,827          $11,177
     Cost of revenues                           3,288            3,487        11,036            5,908
     Gross Profit                               2,628            2,347         7,791            5,269
     Gross Margin                                 44%              40%           41%              47%
Consumables, spares, tools and other
     Revenues                                  $7,190           $8,135       $22,736          $14,222
     Cost of revenues                           8,008            5,626        22,100           10,048
     Gross Profit                                -818            2,509           636            4,174
     Gross Margin                                -11%              31%            3%              29%

Total
     Revenues                                 $13,106          $13,969       $41,563          $25,399
     Cost of revenues                          11,296            9,113        33,136           15,956
     Gross Profit                               1,810            4,856         8,427            9,443
     Gross Margin                                 14%              35%           20%              37%

Revenues by geographic area :
 -United States                                $2,971           $3,664       $11,044           $5,496
 -Rest of Europe                                4,373            5,413        12,200            9,470
 -Belgium                                         -16              107           830              208
 -The Netherlands                                  58               97           386              437
 -United Kingdom                                1,196            1,652         4,162            3,167
 -Germany                                       1,497            1,257         5,689            2,920
 -Other                                         3,027            1,779         7,252            3,701
                                         -------------------------------------------------------------
                                              $13,106          $13,969       $41,563          $25,399
                                         =============================================================

As a percentage of total revenue :
 -United States                                22.67%           26.23%        26.57%           21.64%
 -Rest of Europe                               33.37%           38.75%        29.35%           37.28%
 -Belgium                                      -0.12%            0.77%         2.00%            0.82%
 -The Netherlands                               0.44%            0.69%         0.93%            1.72%
 -United Kingdom                                9.13%           11.83%        10.01%           12.47%
 -Germany                                      11.42%            9.00%        13.69%           11.50%
 -Other                                        23.09%           12.73%        17.45%           14.57%
                                         -------------------------------------------------------------
                                              100.00%          100.00%       100.00%          100.00%
                                         =============================================================


6.       ACQUISITION

         On June 30, 2000, Xeikon N.V. and Agfa signed a transfer agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V.. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and any amount in excess of the share component of the purchase price of the transaction was and will be paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842, representing the difference between the fair market value of the shares and the par value of the assets. The excess purchase price over the estimated fair value of net assets acquired is accounted for as goodwill and is being amortized over 10 years using the straight line method. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations
- including a manufacturing facility in Heultje, Belgium - research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Certain of the statements included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as elsewhere in this report on Form 6-K are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ materially from those expressed in or implied by such statements. These statements should be read in the context of those factors discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission on June 30, 2000.

OVERVIEW

         On April 21, 1999, the Company acquired from Bull 80% of the outstanding shares of Nipson International. Nipson International is a manufacturer of digital black and white printers. The purchase price consisted of cash equal to 96,000,000 French Francs ("FF") (approximately US $15.8 million), or 71.11 FF per share. Xeikon has the right (which expires April 21,
2001) to acquire the remaining 20% of Nipson International (337,500 shares) for
71.11 FF per share plus interest calculated from April 21, 1999 at a rate equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). In addition, the holder(s) of the 20% minority interest may require Xeikon to purchase all or part of their shares at a per share price equal to the Purchase Price during the six month period beginning April 22, 2001. In connection with the acquisition, Xeikon assumed two intercompany loans in the aggregate principal amount of approximately $11.6 million. See "-- Liquidity and Capital Resources."

         On June 30, 2000, Xeikon N.V. and Agfa signed a transfer agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V.. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and any amount in excess of the share component of the purchase price of the transaction was and will be paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842, representing the difference between the fair market value and the net book value of the assets. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium - research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.



BUSINESS SEGMENTS

         Xeikon has two reportable business segments :

         - Color (digital color presses and related consumables, parts and service)
         - B & W (black and white presses and related consumables, parts and service)

EFFECTS OF CURRENCY CHANGES

         Xeikon's functional currency is the Euro. When translated into US dollars, Xeikon's revenues and net income are negatively affected by the appreciation in the value of the US dollar against the Euro between the third quarter of 1999 and the third quarter of 2000. The US dollar was 16% higher against the Euro for the third quarter of 2000 than for the third quarter of 1999. The Nipson functional currency is the French Franc. Since the French Franc and Euro are linked, the impact of the Dollar versus Euro or French Franc is similar.

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 COMPARED TO THREE-MONTH PERIOD
         ENDED SEPTEMBER 30, 1999

         Revenues. Revenues decreased 21% from $52.9 million for the three-month period ended September 30, 1999 to $41.5 million for the three-month period ended September 30, 2000. Revenues were principally affected by (1) the slowdown in equipment revenues, (2) the delay in the first commercial shipments of the new CSP, and (3) the decrease of shipments in the OEM channel. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other decreased 8% from $22.6 million during the third quarter of 1999 to $20.9 million for the third quarter of 2000.

         Cost of Revenues. Cost of revenues decreased 6% from $33.5 million in the third quarter of 1999 to $31.4 million in the third quarter of 2000. The decrease is the net effect of currency changes noted above, and lower equipment shipments. Cost of revenues includes aggregate royalties of $0.1 million for the three-month period ended September 30, 1999 payable to Xerox.

         Gross Profit. Gross profit decreased 48% from $19.4 million for the third quarter of 1999 to $10.1 million for the third quarter of 2000. Gross margin for printing systems and options decreased from 39% of revenue in the 1999 quarter to 28% of revenue in the 2000 quarter. Gross margin for the segment consumables, spares tools and other decreased from 33% of revenue in the 1999 quarter to 21% of revenue in the 2000 quarter. The decrease in total gross margin is due to the factors affecting revenues noted above.

         Research and Development. Research and development expenses increased 40% from $5.2 million in the third quarter of 1999 to $7.3 million in the third quarter of 2000. Research and development expenses was 10% of revenues in the third quarter of 1999 and 18% in the third quarter of 2000. The increased ratio for the 2000 quarter is mainly explained by (1) the lower equipment revenues generated during this quarter, and (2) the incorporation of the digital front end research department as a result of the Agfa DPS acquisition. In relation to the Agfa DPS acquisition a one time charge of acquired in-process research and development was registered during the 2000 quarter. This charge is subject to review after the final valuation of the independent appraiser is received.

         Selling, General and Administrative. Selling, general and administrative expenses increased to $10.9 million in the third quarter of 2000 from $9.2 million in the 1999 quarter. This increase is mainly due to the incorporation of the Agfa DPS division and the result of the Nipson activities. During the 2000 quarter a non-recurring charge of $5.3 million was recorded related to the Varis investment.

         Other Income (Expense). Other income was $0.1 million for the third quarter of 1999 and $1.1 million for the third quarter of 2000. Other income consists mainly of exchange rate differences.

         Income Taxes. The Company had a net income before taxes and minorities of $5.0 million for the three-month period ended September 30, 1999 and a net loss before taxes and minorities of $13.8 million for the three-month period ended September 30, 2000. In the 1999 period the Company set up a provision for income tax in the amount of $2.0 million and reversed the tax provision of $ 1.4 million for the 2000 period.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

         Revenues. Revenues decreased 4% from $139.4 million for the nine-month period ended September 30, 1999 to $133.2 million for the nine-month period ended September 30, 2000. Lower revenues were the result of (1) the decreased deliveries in the OEM channel, (2) the start-up of MAN Roland as a new OEM partner replacing Agfa Gevaert, and (3) the negative evolution of the Euro versus the US Dollar. Revenues from consumables and spare parts increased 25% from $50.6 million in the 1999 period to $63.4 million in the 2000 period, principally because of higher print activity in the market in combination with marketing programs, the increase in the installed base, and the impact of the Black & White market segment. Based on revenues generated in both the 1999 and 2000 periods ended September 30, 1999 and September 30, 2000, Xerox and Agfa were the Company's largest customers. In the 1999 period Xerox represented 30% of the total revenues and Agfa represented 12%. For the 2000 period Xerox accounted for 16% of the total revenues of the Company and Agfa represented 4%.

         Cost of Revenues. Cost of revenues increased 8% from $87.4 million in the 1999 period to $94.4 million in the 2000 period. The increase is due to the Nipson acquisition noted above, a change in the product mix and the decrease in the OEM channel. Cost of revenues includes aggregate royalties of $0.2 million payable to Xerox for the nine-month period ended September 30, 1999 payable to Xerox.

         Gross Profit. Gross profit decreased 25% from $52 million for the 1999 period to $38.9 million for the 2000 period. Gross margin detoriorated from 37% of revenue in the 1999 period to 29% of revenue in the 2000 period. The decrease in gross margin was due to the factors affecting revenues and cost of revenues, noted above, the decrease in gross profit for the black and white segment, and the decrease in consumable market prices.

         Research and Development. Research and development expenses, excluding acquired in-process research and development, increased 37% from $14.4 million in the 1999 period to $19.7 million in the 2000 period. Research and development expenses were 10% of revenues in the 1999 period and 15% of revenues in the 2000 period. Acquired in-process Research and Development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 "Accounting for Research and Development Costs" amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. As a result, a charge of $0.5 million was recorded for the 1999 period and a charge of $1.5 million was recorded for the 2000 period. This allocation was based on preliminary estimates and may be revised at a later date. This item is reflected separately on the Condensed Consolidated Statements of Operations.

         Selling, General and Administrative. Selling, general and administrative expenses, excluding the non-recurring charges, increased 39% from $22.6 million in the 1999 period to $31.4 million in the 2000 period. The increase is mainly attributable to sales and marketing expenses, especially advertising and several trade shows, and the impact of the Nipson segment. During the 2000 period a non-recurring charge of $5.3 million was recorded related to the Varis investment.

         Other Income (Expense). Other income (expense) was $0.6 million in the 1999 period and $1.9 million for the 2000 period. The other income for both periods is mainly attributable to the interest income and exchange rate differences.

         Income Taxes. The Company had an income before taxes of $15.1 million for the nine-month period of 1999 and a loss of $17.1 million for the nine-month period of 2000. In the 1999 period the

Company set up a provision for income tax in the amount of $6.3 million and a reversal of the income tax provision of $0.9 million for the nine-month period of 2000.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's operating activities produced cash of $11 million during the nine-month period ended September 30, 2000.

         At September 30, 2000, the Company had $9.1 million in cash and cash equivalents. The Company uses its credit line facilities in the event that its liquidity needs are not met by its then available cash. At September 30, 2000, the Company's notes payable to banks amounted to $16.5 million. At the moment of filing the unused creditlines amount up to $17 million up from $7 million at the end of the second quarter of 2000.

         In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson International. Xeikon has the option to acquire the remaining 20% of Nipson International (337,500 shares) for a price per share equal to 71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning April 22, 2001 and ending October 21, 2001, to purchase all or part of their shares at a per share price equal to the Purchase Price.

         In connection with the Nipson acquisition, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. from Bull, in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2002. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and will not bear interest.

         In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as of July 1, 1999, bearing interest at the Euribor rate plus 0.20%.

On July 27, 2000, the Company signed an off balance lease agreement (reviewed by the Company's auditor) for a new plant building in Lier for an amount of $28 million with quarterly payments (from the completion date foreseen as of March 31, 2002) for a 15 year period with a purchase option. The interest rate is EURIBOR 3 months minus a discount (+5.6%).


FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is the Euro (EUR) and the French Franc, which is directly linked to the Euro, for Nipson, but the Company has elected to present the financial statements in US dollars. The financial statements of the Company are translated from its functional currency, (the
Euro), into the reporting currency, the US dollar, utilizing the current rate method. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity in the accompanying balance sheet. The change in the cumulative translation adjustment reflects the strengthening of the US dollar against the EUR between December 31, 1999 and September 30, 2000. The exchange rate was US $1.00 for EUR 0.995 at December 31, 1999 and US $1.00 for EUR 1.14 at September 30, 2000.

ITEM 3. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable

                           PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         None.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

         None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   XEIKON N.V.



Date : November  15, 2000          By:           /s/  Alfons Buts
                                      ---------------------------------
                                      Alfons Buts, President and Chief
                                        Executive Officer